Exhibit 12.01

Oklahoma Gas and Electric
Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year ended December 31,
(In millions)	2014	2013	2012	2011	2010	2009

Earnings:
Pre-tax income	$350.2	$406.1	$374.9	$381.2	$326.7	$290.4
Add: Fixed charges	110.9	136.0	129.6	123.3	110.9	104.0
Subtotal	461.1	542.1	504.5	504.5	437.6	394.4

Subtract:
Allowance for borrowed funds used during construction	1.7	3.4	3.5	10.4	5.5	8.3
Total earnings	459.4	538.7	501.0	494.1	432.1	386.1

Fixed Charges:
Interest on long-term debt	105.0	130.6	124.2	118.7	104.7	96.5
Interest on short-term debt and other interest charges	3.5	2.1	3.9	3.3	4.2	5.4
Calculated interest on leased property	2.4	3.3	1.5	1.3	2.0	2.1
Total fixed charges	$110.9	$136.0	$129.6	$123.3	$110.9	$104.0

Ratio of Earnings to Fixed Charges	4.14	3.96	3.87	4.01	3.90	3.71